UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ________ .

CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED JUNE 30, 2008
August 4, 2008. Medellín, Colombia — Today, BANCOLOMBIA S.A. (“BANCOLOMBIA” or the “Bank”) (NYSE: CIB) announced its financial results for the second quarter of fiscal year 2008, ended June 30, 2008.1

CONSOLIDATED BALANCE SHEET	Quarter			Growth
AND INCOME STATEMENT	Pro forma
(Ps. millions)	2Q07	1Q08	2Q08	2Q08 / 1Q08	2Q08 / 2Q07
ASSETS
Loans and financial leases, net	31,110,145	36,607,315	37,710,491	3.01%	21.22%
Investment securities, net	5,517,317	5,899,352	6,168,070	4.56%	11.79%
Other assets	8,383,636	9,228,530	10,432,007	13.04%	24.43%

Total assets	45,011,098	51,735,197	54,310,568	4.98%	20.66%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	29,540,131	33,299,951	34,538,354	3.72%	16.92%
Non-interest bearing	4,499,236	4,676,607	4,764,975	1.89%	5.91%
Interest bearing	25,040,895	28,623,344	29,773,379	4.02%	18.90%
Other liabilities	11,902,250	13,514,534	14,480,464	6.67%	21.66%
Total liabilities	41,442,381	46,814,485	49,018,818	4.71%	18.28%
Shareholders’ equity	3,568,717	4,920,712	5,291,750	7.54%	48.28%

Total liabilities and shareholders’ equity	45,011,098	51,735,197	54,310,568	4.98%	20.66%

Interest income	1,152,435	1,419,605	1,494,665	5.29%	29.70%
Interest expense	463,861	623,160	636,839	2.20%	37.29%
Net interest income	688,574	796,445	857,826	7.71%	24.58%
Net provisions	(123,212)	(173,234)	(241,685)	39.51%	96.15%
Fees and income from service, net	271,361	306,941	298,984	-2.59%	10.18%
Other operating income	47,291	134,743	195,761	45.28%	313.95%
Total operating expense	(556,020)	(584,078)	(609,566)	4.36%	9.63%
Goodwill amortization	(15,302)	(16,561)	(10,497)	-36.62%	-31.40%
Non-operating income, net	11,310	(53,429)	29,883	155.93%	164.22%
Income tax expense	(82,703)	(156,951)	(145,359)	-7.39%	75.76%

Net income	241,299	253,876	375,347	47.85%	55.55%

[1]
This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank’s principal accounting policies in the quarter ended June 30, 2008. The statements of income for the quarter ended June 30, 2008 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

This report contains pro forma figures for 2Q07. The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of BANCOLOMBIA would have been, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. These pro forma financial statements reflect certain assumptions, including (i) that the acquisition of Banagrícola S.A. (“BANAGRICOLA”) was consummated on June 30, 2006, while it in fact occurred in May 2007, and (ii) that the Bank’s capital structure at June 30, 2006 was the same as the one present at July 31, 2007. The unaudited pro forma financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other restructuring costs resulting from or expected to result from the acquisition of BANAGRICOLA.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.

Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate: July 1 2008 Ps. 1,923.02 = US$ 1 Average Representative Market Rate June 2008 Ps. 1,838.63 = US$ 1

Contacts
Sergio Restrepo	Jaime A. Velásquez	Juan E. Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 5108668	Tel.: (574) 5108666	Tel.: (574) 5108866

1. SUMMARY:
During the quarter ended June 30, 2008 (“2Q08”), BANCOLOMBIA recorded net income of Ps. 375.3 billion, an increase of 55.6% as compared to the pro forma Ps. 241.3 billion for the quarter ended June 30, 2007 (“2Q07”). Net income for the first six months of 2008 (“1H08”) totaled Ps. 629.2 billion, increasing 40.6% as compared to the same period of 2007.
As of June 30, 2008, BANCOLOMBIA’s gross loans totaled Ps. 39,327 billion, increasing 22.0% as compared to 2Q07. Loan growth pace, although lower than recent years’ levels, increased from the 21.5% year over year loan growth presented in the quarter ended March 31, 2008 (“1Q08”).
BANCOLOMBIA’s ratio of past due loans to total loans as of June 30, 2008 increased slightly to 3.5% from 3.4% in 1Q08. Charge-offs for 2Q08 totaled Ps. 104 billion and coverage ratio, measured as the ratio between allowances for loan and accrued interest losses and past due loans, increased to 120.1% from 115.2% in 1Q08.
BANCOLOMBIA’s efficiency ratio, measured as the ratio between operating expenses and net operating income, reached 45.8% for 2Q08 compared to the 56.7% pro forma efficiency ratio for 2Q07.
BANCOLOMBIA’s annualized average return on equity for 2Q08 was 29.5% increasing considerably from 19.7% for 1Q08. The Bank’s earnings per share for 2Q08 were Ps. 476.43 or US$0.99 per ADR.
The Bank’s positive performance in 2Q08 was mainly driven by strong growth in the main lines of revenue, such as:
•	Net interest income that totaled Ps. 857.8 billion in 2Q08, resulting in an increase of 24.6% as compared to the pro forma figures for 2Q07.

•	Fees and income from services that amounted to Ps. 346.5 billion in 2Q08, representing an increase of 18.0% as compared to the pro forma figures for 2Q07.

•	Other operating income that amounted to Ps. 195.8 billion in 2Q08, representing an increase of 314.0% as compared to the pro forma figures for 2Q07.
The Bank’s performance in 2Q08 was partially off-set by:
•	Total net provisions that amounted to Ps. 241.7 billion for 2Q08, representing an increase of 96.2% when compared to the pro forma figures for 2Q07.

•	Fees and other service expenses that amounted to Ps 47.6 billion, increasing 113.9% as compared to the pro forma figures for 2Q07.

During 2Q08 BANCOLOMBIA executed an agreement to sell 100% of its interest in Multienlace S.A, company that provides business process outsourcing and contact center services to corporate clients. As a partial result of this deal, the Bank had non-recurring net income of Ps. 21 billion in 2Q08. In addition, the Bank recorded Ps. 19.7 billion as non-recurring net income as a consequence of the VISA IPO as explained in section 3.6 below.

	Quarter			As of
KEY FINANCIAL HIGHLIGHTS	2Q07	1Q08	2Q08	Jun-07	Jun-08
Net Income (Ps millions)	241,299	253,876	375,347	447,694	629,223
Basic and Diluted net income per ADS	0.68	0.70	0.99	1.25	1.66
Basic and Diluted net income per share $COP (7)	331.31	322.25	476.43	614.70	798.68
Return on average total assets (1)	2.14%	1.95%	2.86%	1.99%	2.41%
Return on average shareholders’ equity (2)	27.05%	19.67%	29.48%	25.09%	24.40%
P/BV ADS (3)	3.28	2.60	2.24
P/BV Local (4) (5)	3.14	2.36	2.12
P/E (6)	11.77	11.86	7.62
ADR price	32.83	35.46	31.30
Common price (7)	15,380	14,760	14,220
Weighted average of Preferred and Common Shares outstanding	728,314,060	787,827,003	787,827,003

(1)	Defined as annualized quarterly net income divided by monthly average assets.

(2)	Defined as annualized quarterly net income divided by monthly average equity.

(3)	Defined as ADS price divided by ADS book value.

(4)	Defined as share price divided by share book value.

(5)	Share prices on the Colombian Stock Exchange

(6)	Defined as market capitalization divided by annualized quarter results.

(7)	Prices by the end of the respective quarter.
2. CONSOLIDATED BALANCE SHEET
2.1.	Assets

BANCOLOMBIA’s assets totaled Ps. 54,311 billion as of June 30, 2008, representing an increase of 5.0% compared to Ps. 51,735 billion as of March 31, 2007 and an increase of 20.7% compared to Ps. 45,011 billion as of June 30, 2007.

2.1.1.	Loan Portfolio

Loan growth increased slightly during 2Q08, reaching 3.3% as compared to 1Q08 and 22.0% as compared to 2Q07, mostly due to an increase in credit activity in June and to a higher Colombian Peso conversion rate for U.S. dollar denominated loans as a result of the depreciation of the Colombian Peso against the U.S. Dollar towards the end of 2Q08.

LOAN PORTFOLIO	As of			Growth
(Ps. millions)	30-Jun-07	31-Mar-08	30-Jun-08	Jun-08 / Mar-08	Jun-08 / Jun-07
CORPORATE
Working capital loans	14,058,294	15,825,682	16,147,393	2.03%	14.86%
Loans funded by domestic development banks	608,272	851,755	983,613	15.48%	61.71%
Trade Financing	945,679	1,229,712	993,021	-19.25%	5.01%
Overdrafts	145,706	141,521	227,848	61.00%	56.38%
Credit Cards	76,867	37,949	43,414	14.40%	-43.52%

TOTAL CORPORATE	15,834,818	18,086,619	18,395,289	1.71%	16.17%

RETAIL AND SMEs
Working capital loans	2,680,255	3,691,082	3,913,770	6.03%	46.02%
Personal loans	3,780,146	3,835,763	3,982,508	3.83%	5.35%
Loans funded by domestic development banks	439,583	752,106	807,006	7.30%	83.58%
Credit Cards	1,126,592	2,123,973	2,220,956	4.57%	97.14%
Overdrafts	218,921	288,780	306,272	6.06%	39.90%
Automobile loans	1,121,268	1,333,066	1,358,355	1.90%	21.14%
Trade Financing	80,230	73,653	96,566	31.11%	20.36%

TOTAL RETAIL AND SMEs	9,446,995	12,098,423	12,685,433	4.85%	34.28%

MORTGAGE	2,955,711	3,066,537	3,149,911	2.72%	6.57%

FINANCIAL LEASES	3,989,953	4,814,395	5,096,379	5.86%	27.73%

Total loans and financial leases	32,227,477	38,065,974	39,327,012	3.31%	22.03%
Allowance for loan losses and financial leases	(1,117,332)	(1,458,659)	(1,616,521)	10.82%	44.68%

Total loans and financial leases, net	31,110,145	36,607,315	37,710,491	3.01%	21.22%

The composition of the loan portfolio reflected minor changes in 2Q08; corporate loans, BANCOLOMBIA’s largest segment, represented 46.8% of the loan portfolio, decreasing from 47.5% at the end of 1Q08. The Retail and SME’s segment reached 32.3% of the loan portfolio, increasing from 31.8% in 1Q08. Financial leases increased their share on the loan portfolio to 13.0%, an increase compared to a share of 12.6% in 1Q08. Finally, mortgage loans maintained their relative size in the loan portfolio, representing 8.0% of the gross loan portfolio, mainly as a result of continuous securitization processes.
Corporate loans amounted to Ps. 18,395 billion as of June 30, 2008, increasing 1.7% as compared to 1Q08 and 16.2% as compared to 2Q07, where loans funded by domestic development banks were the most dynamic, growing at a pace of 15.5% over the quarter.
Retail and small and medium-sized enterprise (“SME”) loans amounted to Ps. 12,685 billion as of June 30, 2008. This represents an increase of 4.8% as compared to 1Q08 and 34.3% as compared to 2Q07.
Financial leases amounted to Ps. 5,096 billion, increasing 5.9% as compared to 1Q08 and 27.7% as compared to 2Q07. Financial leases is a segment with a number of growth opportunities, as BANCOLOMBIA can take advantage of the cross selling derived from its client base in this segment, especially SME’s which get a tax deduction for their financial lease payouts.
Mortgage loans amounted to Ps. 3,150 billion in 2Q08, increasing 2.7% as compared to 2Q07 and 6.6% as compared to 1Q08. During 2Q08 BANCOLOMBIA securitized mortgage loans amounting to Ps. 268.3 billion. If the outstanding securitized loans are added to the outstanding loans in the Bank’s balance sheet, this segment would have recorded an increase of 23.2% compared to 2Q07 and 6.3% as compared to 1Q08.

BANCOLOMBIA has two types of currency denominated loans: those denominated in Colombian Peso which comprise 63% of the loan portfolio and those denominated in U.S. Dollars which comprise the remaining part of the loan portfolio. Loan growth figures are affected by currency conversion, especially in periods of high volatility. Specifically, in 2Q08 the Colombian market experienced currency exchange volatility, particularly in the last week of June, when the Colombian Peso ended the quarter depreciating 4.8% against the U.S. dollar which corrected part of the appreciation trend seen during the first six months of the year. This depreciation had a positive effect on the loan portfolio growth as it impacts U.S. dollar denominated loans when converted to Colombian Pesos for accounting purposes. Even without the currency conversion effect, both the peso denominated and U.S. dollar denominated loans maintained a growth rate of over 20% on a year over year basis. U.S. dollar denominated loans grew 1.2% as compared to 1Q08 and 23.8% as compared to the pro forma figures for 2Q07 when measured in dollars. Colombian Peso denominated loans grew 2.3% as compared to 1Q08 and 22.3% as compared to pro forma figures for 2Q07.

Net loans and financial leases represented 69.4% of the total assets as of June 30, 2008, amounting to Ps. 37,710 billion.

2.1.2.	Investment Portfolio

As of June 30, 2008, BANCOLOMBIA’s net investment securities amounted to Ps. 6,168 billion and represented an increase of 4.5% when compared to the figures as of March 31, 2008, and an increase of 11.8% when compared to the figures as of June 30, 2007.

As of June 30, 2008, investments in debt securities amounted to Ps. 6,014 billion and represented 97.5% of BANCOLOMBIA’s net investment securities, maintaining a stable relative size comprising 11.1% of total assets. Debt securities increased 5.7% as compared to March 31, 2008, when debt securities amounted to Ps. 5,687 billion and represented 11.0% of total assets, and an increase of 12.1% as compared to the Ps. 5,363 billion as of June 30, 2007 which represented 11.9% of total assets. The quarter over quarter increase is explained by the Bank’s need to maintain its debt securities portfolio relative size for liquidity management purposes and by the 10.8% increase in Colombian mortgage backed securities (“TIPS”) as a result of the repurchase of a portion of the mortgages securitized by the Bank in the same period, of which, a vast majority are backed by mortgages originated by the Bank according to its credit policies and standards.

The following table presents the debt securities portfolio breakdown by type of issuer.

Debt Securities	Government (Colombia)	Government (Others)	MBS (TIPS)	Corporate (Others)	Total
Trading	20%	0%	1%	11%	32%
Available for sale	11%	4%	10%	7%	31%
Held to Maturity	13%	10%	9%	5%	36%

Total	44%	14%	20%	22%	100%

*	“Government” includes debt securities issued or backed by governments, “Corporate” means debt securities issued by corporations and “MBS” means Colombian mortgage backed securities.

2.1.3.	Asset Quality

Asset quality measures deteriorated slightly over 2Q08 as past due loans to total loans ratio reached 3.5% of total loans, increasing from 3.4% recorded by the end 1Q08. After growing at a pace of 17.0% quarterly in 1Q08, past due loans moderated their growth rate to 6.4% in 2Q08, due in part by the write-down of a Ps. 104 billion loan in 2Q08. On the other hand, allowances for loans and accrued interest losses increased 10.9% over the quarter, increasing coverage levels, as the ratio of allowances to past due loans increased to 120.1% from 115.2% in 1Q08, while the ratio of allowances to loans classified as C, D and E (i.e. those of an inferior quality as measured by their number of days past due) at the end of 2Q08 decreased to 125.9% from 131.4% in 1Q08.

As of June 30, 2008, allowances for loan and accrued interest losses represented 4.2% of gross loans and financial leases, while non-performing loans represented 2.0% of gross loans and financial leases.

Increasing interest rates and continuous gradual change on the composition of the loan portfolio have been the main drivers of the Bank’s past due loans levels. The Colombian Central Bank was the first in the region to hike interest rates and has done it since April 2006 increasing its overnight lending rate from 6.00% to 10.00%. As a result of this, interest rates along the economy have increased in recent years, affecting asset quality. In addition, the gradual change in the composition of the loan book presented in recent time, as part of the increased participation of banks in the Colombian economy, has translated in higher participation of Retail and SMEs in BANCOLOMBIA’s loan book. Historically, Retail and SME’s has been a segment with two particular characteristics: (i) higher margins and (ii) higher levels of delinquencies. In conclusion, higher interest rates in the economy plus a higher participation of the SMEs segment in the loan portfolio have been accompanied by a higher level of past due loans and higher margins, which as a result, have helped to compensate the higher provisions charges in recent quarters and to maintain the Bank’s profitability.

LOANS AND FINANCIAL LEASES CLASSIFICATION
( Ps. millions)	As of 30-Jun-07		As of 31-Mar-08		As of 30-Jun-08
¨A¨ Normal	30,307,013	94.1%	35,780,026	94.0%	36,597,476	93.1%
¨B¨ Subnormal	1,101,821	3.4%	1,152,247	3.0%	1,417,227	3.6%
¨C¨ Deficient	260,297	0.8%	301,742	0.8%	374,663	1.0%
¨D¨ Doubtful recovery	295,430	0.9%	518,490	1.4%	621,091	1.5%
¨E¨ Unrecoverable	262,916	0.8%	313,469	0.8%	316,555	0.8%

Total	32,227,477	100%	38,065,974	100%	39,327,012	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	2.5%		3.0%		3.3%

ASSET QUALITY		As of		Growth
( Ps. millions)	Jun-07	Mar-08	Jun-08	2Q 08 / 1Q 08	2Q 08 / 2Q 07
Total performing past due loans (1)	387,295	584,416	589,206	0.82%	52.13%
Total non-performing past due loans	486,762	708,370	786,658	11.05%	61.61%
Total past due loans	874,057	1,292,786	1,375,864	6.43%	57.41%
Allowance for loans and accrued interest losses	1,133,380	1,489,572	1,652,491	10.94%	45.80%
Past due loans to total loans	2.71%	3.40%	3.50%
Non-performing loans as a percentage of total loans	1.51%	1.86%	2.00%
“C”, “D” and “E” loans as a percentage of total loans	2.54%	2.98%	3.34%
Allowances to past due loans (2)	129.67%	115.22%	120.11%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	138.45%	131.39%	125.92%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	232.84%	210.28%	210.06%
Allowance for loan and accrued interest losses as a percentage of total loans	3.52%	3.91%	4.20%
Percentage of performing loans to total loans	98.49%	98.14%	98.00%

(1)
“Performing” past due loans are loans upon which the Bank continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.
The following table presents past due loans per loan category:

LOAN CLASSIFICATION		PDL/ total Loans as Of
	% Of loan Portfolio	31-Mar-08	30-Jun-08
Commercial loans	61.1%	2.0%	2.1%
Consumer loans	17.6%	6.1%	6.2%
Small business loans	0.3%	9.9%	10.2%
Mortgage loans	8.0%	8.4%	7.5%
Finance lease	13.0%	2.6%	3.7%

TOTAL LOAN PORTFOLIO	100.0%	3.4%	3.5%

2.2.	Liabilities

During 2Q08 the Bank began to focus on increasing its deposit base and consolidating its competitive advantage in terms of funding costs. As of June 30, 2008, BANCOLOMBIA had Ps 34,538 billion of total deposits which represents an increase of 3.7% as compared to 1Q08 and an increase of 16.9% as compared to 2Q08. Most of the growth came in interest bearing deposits which increased 4.0% as compared to 1Q08 and 18.9% as compared to 2Q07. Nonetheless, non- interest bearing deposits grew 1.9% over 2Q08 and 5.9% over the year.

Deposit composition has continued to change over the last 12 months; non-interest bearing deposits reached 13.8% of total deposits from 15.2% in 2Q07, while interest bearing deposits increased their share of deposits to 86.2%, coming from 84.8% in 2Q07. These changes were to a large extent driven by the implementation of marginal reserve requirements that have been in place since 2Q07, which are higher for savings and checking accounts (27% marginal reserve requirement) than for time deposits (5% marginal reserve requirement), conditions that affect the funding preferences among Colombian banks. However, Resolution 5 of 2008, issued by the Colombian Central Bank’s board of directors, released on June 20, 2008, introduced some changes to the existing reserve requirement, modifying the ordinary reserve requirements to (i) 11.5% for demand deposits (ii) 6% for time deposits under 540 days; (iii) 0% for deposits with maturities above 540 days. This resolution also eliminates the marginal reserve requirements and will be applied beginning on August 13, 2008. The Bank expects these measures to eliminate the deposit cost distortion created by marginal reserve requirements, especially on branch based deposits. In addition, the Bank also expects these measures to draw some market liquidity and affect funding costs. However, the effect on market liquidity is expected to be gradually eased by the U.S. Dollar international reserves accumulation announced by the Colombian Central Bank in the same resolution.

	Jun-07	Participation	Mar-08	Participation	Jun-08	Participation
Checking Accounts	5,206,905	17.6%	5,619,395	16.9%	5,892,512	17.1%
Time Deposits	12,045,703	40.8%	14,532,213	43.6%	16,097,667	46.6%
Savings deposits	11,938,893	40.4%	12,739,551	38.3%	12,150,236	35.2%
Other	348,630	1.2%	408,792	1.2%	397,939	1.2%

Total Deposits	29,540,131	100%	33,299,951	100%	34,538,354	100%

2.3.	Shareholders’ Equity

BANCOLOMBIA’s shareholders’ equity amounted to Ps. 5,292 billion at the end of 2Q08, which represents an increase of 7.5% as compared to 1Q08, mostly explained by the operating results of the Bank in 2Q08. As compared to 2Q07, this represents an increase of 48.3%, mainly due to the Bank’s stock issuance in 3Q07.

At the end of 2Q08, the Bank’s consolidated ratio of technical capital to risk-weighted assets was 11.8%, a slight decrease from the 11.9% recorded in 1Q08, but still 282 basis points above the minimum established by Colombian regulators.

Unrealized losses on debt securities amounted to Ps 63.7 billion as of June 30, 2008, increasing from Ps. 49.1 billion presented by the end of 1Q08 and explained by higher interest rates on Colombia’s bonds secondary market, which affect the valuation of our available for sale and held to maturity debt securities.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (Ps. millions)	Jun-07	Mar-08	Jun-08
Basic capital (Tier I)	3,382,308	4,386,709	4,569,691
Additional capital (Tier II)	1,297,599	1,088,900	1,122,139
Technical capital (1)	4,679,907	5,475,609	5,691,830
Risk weighted assets included market risk	39,507,368	45,978,130	48,139,875

CAPITAL ADEQUACY (2)	11.85%	11.91%	11.82%

(1)	Technical capital is the sum of basic capital and additional capital.

(2)	Capital Adequacy is technical capital divided by risk weighted assets.
3. INCOME STATEMENT

BANCOLOMBIA’s net income amounted to Ps. 375.3 billion for 2Q08, increasing 55.6% as compared to the pro forma figures for 2Q07, driven by double digit growth in the net interest income, fees and other operating income, and partially off-set by higher provisions. On a quarterly basis, net income for 2Q08 increased 47.9% as compared to the Ps. 253.9 billion for 1Q08.

Net income totaled Ps. 629.2 billion for the first six months of 2008, increasing 40.6% as compared to the same period of 2007. Return on average shareholders’ equity for 2Q08 was 29.5% which represents an increase from the 27.0% in the pro forma figures for 2Q07.

3.1.	Net Interest Income

During 2Q08, interest on loans reached Ps. 1,174 billion, increasing 3.6% as compared to 1Q08 and 35.5% as compared to the Ps. 867 billion recorded in the pro forma figures for 2Q07, mainly driven by higher interest rates as a result of the continuous re-pricing of the loan portfolio.

Despite a weak quarter for Colombia’s bond market, interest on investment securities increased 39.4% in 2Q08 to Ps. 111,136 million, explained by a lower duration and a higher participation of variable rate instruments in the debt securities portfolio, which helped to mitigate the losses produced by mark to market valuation of the Bank’s trading portfolio.

Overall, total interest income increased 5.3% as compared to 1Q08, while total interest expense grew at a lower rate of 2.2%. As a result, net interest income increased 7.7% as compared to 1Q08 and net interest margin increased from 7.0% in 1Q08 to 7.5% in 2Q08 due to higher margin in the loan portfolio (loans interest margin increased to 8.3% from 8.0% in 1Q08) and higher debt investment interest margin (2.1% in 2Q08 compared to 0.1% in 1Q08) .

3.2.	Provisions

Total net provisions for 2Q08 amounted to Ps. 241.7 billion, increasing 96.2% as compared to the pro forma figures for 2Q07 and increasing 39.5% as compared to 1Q08. Specifically, provisions for loans and accrued interest losses increased 70.3% in 2Q08 as compared to pro forma 2Q07 driven by higher levels of past due loans. On the other hand, recoveries on provisions for foreclosed assets and other assets decreased 35.8% over the same period, also contributing to the higher level of net provisions.

3.3.	Fees and Income from Services

Net fees and income from services totaled Ps. 299.0 billion during 2Q08, increasing 10.2% as compared to the pro forma figures for 2Q07 and decreasing 2.6% as compared to 1Q08. Net fees and income from services are being affected by the sale of Multienlace S.A., which occurred during 2Q08, as fees and other service expenses related to contact center services used by the Bank and provided by Multienlace S.A. are no longer considered an intercompany transaction. As a result, expenses related to contact center services were not eliminated as intercompany transactions from the 2Q08 numbers. Consequently, fees and other services expenses increased 89.7% as compared to 1Q08 and 113.9% as compared to proforma 2Q07, explaining the lower net fees and income from services rate of growth in yearly basis.

In fact, fees and other service income before expenses grew 4.4% and 18.0% as compared to 1Q08 and 2Q07 respectively, mostly driven by a dynamic year for credit and debit card related fees, trust management, collection and payment fees, electronic services and ATM fees.

In the last year BANCOLOMBIA has undertaken a series of initiatives to become Colombia’s credit card business leader, and as a result, the Bank’s accumulated unconsolidated credit card billing increased 26.8% when compared to the pro forma 2Q07, resulting in a 25.6% market share of the Colombian credit card business. In addition, the Bank’s number of outstanding credit cards increased 26.1%, resulting in a 17.9% market share of the Colombian total outstanding credit cards at the end of 2Q08.

ACCUMULATED CREDIT CARD BILLING	As of		%	2008
(Ps. millions)	Jun-07	Jun-08	Growth	Market Share
Bancolombia VISA	648,134	807,371	24.57%	8.09%
Bancolombia Mastercard	925,015	1,055,566	14.11%	10.58%
Bancolombia American Express	440,838	691,620	56.89%	6.93%
Total Bancolombia	2,013,986	2,554,557	26.84%	25.60%

Mercado de tarjetas de crédito en Colombia	9,098,806	9,978,510	9.67%

Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2008
(Outstanding credit cards)	Jun-07	Jun-08	Growth	Market Share
Bancolombia VISA	246,507	305,780	24.05%	5.81%
Bancolombia Mastercard	328,563	361,480	10.02%	6.86%
Bancolombia American Express	170,737	273,378	60.12%	5.19%
Total Bancolombia	745,807	940,638	26.12%	17.86%

Mercado de tarjetas de crédito en Colombia	5,011,592	5,265,859	5.07%

Source: Credibanco y Redeban multicolor
3.4.	Other Operating Income

Total other operating income amounted to Ps. 195.8 billion for 2Q08, positively affected by the sale of Multienlace S.A. during the quarter. According to Colombian GAAP, the gain or loss on sale of equity securities can only be recorded when the consideration involved in the transaction is effectively received by the seller. As part of the Multienlace S.A. transaction, the Bank has only received 44% of the consideration in 2Q08 equating Ps. 37 billion, which has been accounted as part of other operating income. In addition, the Bank also received a dividend income from Multienlace S.A. totaling Ps. 15 billion during the quarter. The remaining part of the consideration for the Multienlace S.A. transaction is expected to be received in the quarter ending December 31, 2008.

Notwithstanding the non-recurring events described above, the Bank’s other operating income continues to perform in a dynamic way as foreign exchange gains and income derived from forward contracts in foreign currency continue to outperform historic results. The positive performance is explained by the competitive position the Bank has in this market, its broad base of customers and the higher activity in the forward market this year.

3.5.	Operating expenses

Personnel expenses (the sum of salaries and employee benefits, bonus plan payment and compensation) for 2Q08 increased 10.9% as compared to 1Q08 and 16.9% as compared to the pro forma figures for 2Q07, explained by higher payouts under the bonus plan and variable compensation due to the Bank’s improved 1H08 results as compared to 1H07.

Administrative and other expenses increased 1.5% as compared to 1Q08 and 7.5% as compared to the pro forma figures for 2Q07.

During 2Q08, the revenues growth rate was higher than that posted by operating expenses which totaled Ps. 609.6 billion, increasing 4.4% as compared to 1Q08 and 9.6% as compared to the pro forma figures for 2Q07. As a result, BANCOLOMBIA’s efficiency, measured by the ratio of operating expenses to net operating income improved during 2Q08, reached 45.8%, which compares favorably to 56.7%, recorded in the 2Q07 pro forma figures. The Bank’s efficiency, measured as operating expenses over average total assets, was 4.7% for 2Q08, a decline as compared to 5.1% in the pro forma figures for 2Q07, but a slight increase compared to the 4.6% for 1Q08.

3.6.	Non Operating Income / Expense

During 2Q08 total non-operating income totaled Ps 29.9 billion, of which Ps. 26.1 billion were related to the compensation received in connection with the membership rights recognized by Visa International Service Association (“Visa International”) as a result of the initial public offering of VISA Inc., which took place in 2007 (the “VISA IPO”). Under the restructuring of Visa International, financial institutions that were members of Visa International were entitled to receive compensation for their membership rights once VISA Inc. underwent its initial public offering. As a result of this, non-operating income increased 155.9% as compared to 1Q08 and 164.2% as compared to the pro forma figures for 2Q07.

3.7.	Income tax expense

Income tax expense for 2Q08 amounted to Ps 145.4 billion decreasing 7.4% as compared to 1Q08 and increasing 75.8% as compared to the pro forma figures for 2Q07. Income tax expense for 1H08 totaled Ps. 302.3 billion increasing 72.1% as compared to the same period of 2007.

PRINCIPAL RATIOS	Quarter			As of
PROFITABILITY	2Q07	1Q08	2Q08	Jun-07	Jun-08
Net interest margin (1)	7.11%	7.03%	7.51%	6.73%	7.26%
Return on average total assets (2)	2.14%	1.95%	2.86%	1.99%	2.41%
Return on average shareholders’ equity (3)	27.05%	19.67%	29.5%	25.09%	24.40%

EFFICIENCY
Operating expenses to net operating income (4)	56.72%	48.51%	45.84%	58.23%	47.12%
Operating expenses to average total assets (5)	5.08%	4.62%	4.72%	4.97%	4.67%

CAPITAL ADEQUACY
Shareholders’ equity to total assets	7.93%	9.51%	9.74%
Technical capital to risk weighted assets	11.85%	11.91%	11.82%

(1)	Calculated taking into account an average between the figures as of March 2008 and as of June 2008. It’s defined as net interest income divided by monthly average interest-earning assets.

(2)	Net interest income divided by monthly average interest-earning assets.

(3)	Net income by monthly average assets.

(4)	Net income by monthly average shareholders’ equity.

(5)	Operating expenses divided by monthly average assets.

BALANCE SHEET				Last
(Ps. millions)	Jun-07	Mar-08	Jun-08	Quarter	Annual
ASSETS
Cash and due from banks	3,405,203	3,320,974	4,203,606	26.58%	23.45%
Overnight funds sold	513,713	958,839	820,588	-14.42%	59.74%
Total cash and equivalents	3,918,916	4,279,813	5,024,194	17.39%	28.20%

Debt securities	5,363,253	5,687,079	6,013,604	5.74%	12.13%
Trading	1,999,470	2,108,656	1,954,381	-7.32%	-2.26%
Available for Sale	1,447,851	1,917,520	1,883,080	-1.80%	30.06%
Held to Maturity	1,915,932	1,660,903	2,176,143	31.02%	13.58%
Equity securities	231,115	283,679	227,372	-19.85%	-1.62%
Trading	70,613	121,505	51,726	-57.43%	-26.75%
Available for Sale	160,502	162,174	175,646	8.31%	9.44%
Market value allowance	-77,051	-71,406	-72,906	2.10%	-5.38%
Net investment securities	5,517,317	5,899,352	6,168,070	4.56%	11.79%

Commercial loans	19,581,261	23,358,467	24,022,762	2.84%	22.68%
Consumer loans	5,569,558	6,702,199	6,925,338	3.33%	24.34%
Small business loans	130,994	124,376	132,622	6.63%	1.24%
Mortgage loans	2,955,711	3,066,537	3,149,911	2.72%	6.57%
Finance lease	3,989,953	4,814,395	5,096,379	5.86%	27.73%
Allowance for loan losses	-1,117,332	-1,458,659	-1,616,521	10.82%	44.68%
Net total loans and financial leases	31,110,145	36,607,315	37,710,491	3.01%	21.22%

Accrued interest receivable on loans	326,995	457,435	482,991	5.59%	47.71%
Allowance for accrued interest losses	-16,048	-30,913	-35,970	16.36%	124.14%
Net total interest accrued	310,947	426,522	447,021	4.81%	43.76%

Customers’ acceptances and derivatives	237,126	269,180	100,081	-62.82%	-57.79%
Net accounts receivable	625,336	699,104	855,548	22.38%	36.81%
Net premises and equipment	885,393	840,283	885,666	5.40%	0.03%
Foreclosed assets, net	40,688	27,102	23,672	-12.66%	-41.82%
Prepaid expenses and deferred charges	119,440	139,958	135,071	-3.49%	13.09%
Goodwill	873,854	877,173	909,121	3.64%	4.04%
Operating leases, net	345,446	608,014	630,942	3.77%	82.65%
Other	662,265	547,956	904,895	65.14%	36.64%
Reappraisal of assets	364,225	513,425	515,796	0.46%	41.61%

Total assets	45,011,098	51,735,197	54,310,568	4.98%	20.66%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,499,236	4,676,607	4,764,975	1.89%	5.91%
Checking accounts	4,150,606	4,267,815	4,367,036	2.32%	5.21%
Other	348,630	408,792	397,939	-2.65%	14.14%

Interest bearing	25,040,895	28,623,344	29,773,379	4.02%	18.90%
Checking accounts	1,056,299	1,351,580	1,525,476	12.87%	44.42%
Time deposits	12,045,703	14,532,213	16,097,667	10.77%	33.64%
Savings deposits	11,938,893	12,739,551	12,150,236	-4.63%	1.77%

Total deposits	29,540,131	33,299,951	34,538,354	3.72%	16.92%
Overnight funds	1,882,290	2,455,473	2,772,806	12.92%	47.31%
Bank acceptances outstanding	57,071	61,698	36,536	-40.78%	-35.98%
Interbank borrowings	1,752,518	1,422,573	1,493,083	4.96%	-14.80%
Borrowings from domestic development banks	2,780,660	3,524,201	3,718,117	5.50%	33.71%
Accounts payable	1,573,156	1,999,101	2,059,164	3.00%	30.89%
Accrued interest payable	228,875	324,977	334,435	2.91%	46.12%
Other liabilities	486,007	478,117	521,447	9.06%	7.29%
Bonds	2,438,909	2,638,936	2,767,762	4.88%	13.48%
Accrued expenses	516,710	521,335	688,604	32.08%	33.27%
Minority interest in consolidated subsidiaries	186,054	88,123	88,510	0.44%	-52.43%

Total liabilities	41,442,381	46,814,485	49,018,818	4.71%	18.28%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	365,375	393,914	393,914	0.00%	7.81%
Retained earnings	2,612,363	3,837,185	4,223,649	10.07%	61.68%
Appropiated	2,164,669	3,583,309	3,594,426	0.31%	66.05%
Unappropiated	447,694	253,876	629,223	147.85%	40.55%

Reappraisal and others	614,218	738,706	737,842	-0.12%	20.13%
Gross unrealized gain or loss on debt securities	-23,239	-49,093	-63,655	29.66%	173.91%

Total shareholder’s equity	3,568,717	4,920,712	5,291,750	7.54%	48.28%

INCOME STATEMENT	As of		Growth	Proforma			Growth
(Ps. millions)	Jun-07	Jun-08	Jun-08 / Jun-07	2Q07	1Q08	2Q08	2Q08 / 1Q08	2Q08 / 2Q07
Interest income and expenses
Interest on loans	1,664,884	2,307,700	38.61%	866,944	1,133,438	1,174,262	3.60%	35.45%
Interest on investment securities	217,732	190,839	-12.35%	118,077	79,703	111,136	39.44%	-5.88%
Overnight funds	56,468	49,331	-12.64%	34,922	28,803	20,528	-28.73%	-41.22%
Leasing	252,939	366,400	44.86%	132,492	177,661	188,739	6.24%	42.45%
Total interest income	2,192,023	2,914,270	32.95%	1,152,435	1,419,605	1,494,665	5.29%	29.70%

Interest expense
Checking accounts	19,355	17,564	-9.25%	9,197	8,819	8,745	-0.84%	-4.91%
Time deposits	346,805	578,168	66.71%	185,162	276,826	301,342	8.86%	62.75%
Savings deposits	212,514	271,644	27.82%	117,569	138,881	132,763	-4.41%	12.92%
Total interest on deposits	578,674	867,376	49.89%	311,928	424,526	442,850	4.32%	41.97%

Interbank borrowings	70,102	29,935	-57.30%	38,584	16,667	13,268	-20.39%	-65.61%
Borrowings from domestic development banks	119,777	169,134	41.21%	64,267	84,665	84,469	-0.23%	31.43%
Overnight funds	53,404	77,467	45.06%	24,717	42,197	35,270	-16.42%	42.70%
Bonds	65,177	116,087	78.11%	24,365	55,105	60,982	10.67%	150.29%
Total interest expense	887,134	1,259,999	42.03%	463,861	623,160	636,839	2.20%	37.29%

Net interest income	1,304,889	1,654,271	26.77%	688,574	796,445	857,826	7.71%	24.58%
Provision for loan and accrued interest losses, net	(246,961)	(449,107)	81.85%	(149,901)	(193,882)	(255,225)	31.64%	70.26%
Recovery of charged-off loans	41,250	40,448	-1.94%	21,995	21,841	18,607	-14.81%	-15.40%
Provision for foreclosed assets and other assets	(30,758)	(24,316)	-20.94%	(8,747)	(10,616)	(13,700)	29.05%	56.63%
Recovery of provisions for foreclosed assets and other assets	42,862	18,056	-57.87%	13,441	9,423	8,633	-8.38%	-35.77%

Total net provisions	(193,607)	(414,919)	114.31%	(123,212)	(173,234)	(241,685)	39.51%	96.15%
Net interest income after provision for loans
and accrued interest losses	1,111,282	1,239,352	11.52%	565,362	623,211	616,141	-1.13%	8.98%

Commissions from banking services and other services	95,056	110,313	16.05%	47,490	53,377	56,937	6.67%	19.89%
Electronic services and ATM fees	37,126	42,563	14.64%	18,227	21,392	21,171	-1.03%	16.15%
Branch network services	50,726	49,033	-3.34%	25,251	23,867	25,166	5.44%	-0.34%
Collections and payments fees	60,559	75,649	24.92%	31,148	36,896	38,753	5.03%	24.42%
Credit card merchant fees	19,306	13,984	-27.57%	8,608	8,078	5,906	-26.89%	-31.39%
Credit and debit card annual fees	149,440	208,529	39.54%	78,713	100,500	108,029	7.49%	37.24%
Checking fees	33,100	33,076	-0.07%	16,653	16,350	16,726	2.30%	0.44%
Fiduciary activities	32,795	41,980	28.01%	16,756	19,804	22,176	11.98%	32.35%
Pension plan administration	41,267	39,997	-3.08%	19,444	20,854	19,143	-8.21%	-1.55%
Brokerage fees	29,949	30,456	1.69%	15,696	14,126	16,329	15.59%	4.03%
Check remittance	11,126	13,011	16.94%	5,338	6,678	6,333	-5.17%	18.64%
International operations	20,832	19,965	-4.16%	10,270	10,093	9,872	-2.19%	-3.88%
Fees and other service income	581,282	678,556	16.73%	293,594	332,015	346,541	4.38%	18.03%

Fees and other service expenses	(43,860)	(72,631)	65.60%	(22,233)	(25,074)	(47,557)	89.67%	113.90%
Total fees and income from services, net	537,422	605,925	12.75%	271,361	306,941	298,984	-2.59%	10.18%

Other operating income
Net foreign exchange gains	(86,725)	(50,326)	-41.97%	(68,951)	(110,086)	59,760	154.28%	186.67%
Forward contracts in foreign currency	110,340	182,848	65.71%	80,763	166,002	16,846	-89.85%	-79.14%
Gains on sales of investments on equity securities	(15,123)	37,084	345.22%	62	(96)	37,180	38829.17%	59867.74%
Gains on sale of mortgage loan	—	21,844	*	—	9,068	12,776	40.89%	*
Dividend income	16,146	36,417	125.55%	1,435	20,488	15,929	-22.25%	1010.03%
Revenues from commercial subsidiaries	43,515	51,722	18.86%	27,306	26,087	25,635	-1.73%	-6.12%
Insurance income	2,169	5,797	167.27%	1,812	4,812	985	-79.53%	-45.64%
Communication, postage, rent and others	9,274	45,118	386.50%	4,864	18,468	26,650	44.30%	447.90%
Total other operating income	79,596	330,504	315.23%	47,291	134,743	195,761	45.28%	313.95%

Total income	1,728,300	2,175,781	25.89%	884,014	1,064,895	1,110,886	4.32%	25.66%
Operating expenses
Salaries and employee benefits	412,846	437,013	5.85%	210,646	219,217	217,796	-0.65%	3.39%
Bonus plan payments	34,764	65,971	89.77%	17,511	18,452	47,519	157.53%	171.37%
Compensation	10,413	13,534	29.97%	4,279	7,233	6,301	-12.89%	47.25%
Administrative and other expenses	540,519	583,391	7.93%	273,364	289,475	293,916	1.53%	7.52%
Deposit security, net	24,316	26,678	9.71%	12,022	14,324	12,354	-13.75%	2.76%
Donation expenses	1,794	1,519	-15.33%	648	973	546	-43.88%	-15.74%
Depreciation	63,196	65,538	3.71%	37,550	34,404	31,134	-9.50%	-17.09%
Total operating expenses	1,087,848	1,193,644	9.73%	556,020	584,078	609,566	4.36%	9.63%

Net operating income	640,452	982,137	53.35%	327,994	480,817	501,320	4.26%	52.84%
Goodwill amortization (1)	31,317	27,058	-13.60%	15,302	16,561	10,497	-36.62%	-31.40%
Non-operating income (expense)
Other income	64,157	80,966	26.20%	29,598	22,338	58,628	162.46%	98.08%
Minority interest	(23,898)	(10,196)	-57.34%	(16,323)	(3,761)	(6,435)	71.10%	-60.58%
Other expense	(26,046)	(94,316)	262.11%	(1,965)	(72,006)	(22,310)	-69.02%	1035.37%
Total non-operating income	14,213	(23,546)	-265.67%	11,310	(53,429)	29,883	155.93%	164.22%
Income before income taxes	623,348	931,533	49.44%	324,002	410,827	520,706	26.75%	60.71%
Income tax expense	(175,654)	(302,310)	72.11%	(82,703)	(156,951)	(145,359)	-7.39%	75.76%

Net income	447,694	629,223	40.55%	241,299	253,876	375,347	47.85%	55.55%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 4, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance